SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2006

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                           No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                           No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                           No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

Item
1.	Press Release entitled “Telecomunicações de São Paulo S.A. – Telesp: Announces the Minutes of the 130th Board of Directors’ Meeting” dated on February 20, 2006.

TELECOMUNICAÇÕES DE SÃO PAULO S. A. – TELESP

Announces the Minutes of the 130th Board of Directors’ Meeting

February 20, 2006 (06 pages)

For more information, please contact:

Daniel de Andrade Gomes
TELESP, São Paulo, Brazil
Tel.:	(55-11) 3549-7200
Fax:	(55-11) 3549-7202
E-mail:	dgomes@telefonica.com.br
URL:	www.telefonica.com.br

(São Paulo – Brazil; February 20, 2006) Telecomunicações de São Paulo S. A. – Telesp (“the Company” or “Telesp”) (NYSE: TSP; BOVESPA: TLPP) hereby informs the Minutes of the 130th Board of Directors’ meeting held on February 20, 2006:

1. DATE, TIME AND PLACE OF THE MEETING: February 20, 2006, at 11:30 São Paulo time, at the Company’s headquarters located at Rua Martiniano de Carvalho #851 - 21st Floor, in the Capital of the State of São Paulo.

2. MEETING BOARD COMPOSITION: Fernando Xavier Ferreira – Chairman of the Board of Directors and Vice-chairman José María Álvarez Pallete López.

3. INSTALLATION: The meeting began with the presence of the undersigned Board Members and once the legal “quorum” to proceed with the meeting was verified, according to the Company’s bylaws.

4. AGENDA AND RESOLUTIONS:

I) FINANCIAL STATEMENTS FOR THE FISCAL YEAR 2005 – The Board of Directors discussed the Annual Report and the consolidated Financial Statements for the fiscal year 2005, prepared under the norms established in chapters XV and XVI of Law 6404/76, including the Balance Sheet (individual and consolidated) for Telecomunicações de São Paulo S/A – Telesp as of December 31, 2005 and 2004, Profits and Losses statement, Net Equity Changes statement and Origins and Applications of Funds statement, complemented by the Explanatory Notes and duly accompanied by the Report of Independent Auditors “Ernst & Young”. The Auditors’ report was issued under the following terms: “REPORT OF THE INDEPENDENT AUDITORS – To the shareholders and Executives of Telecomunicações de São Paulo S.A. – Telesp – São Paulo – SP: 1) We have examined the balance sheets (individual and consolidated) of Telecomunicações de São Paulo S.A. – Telesp, dated as of December 31, 2005, and the corresponding statements of profits and losses, net equity changes and origins and applications of funds referred to the fiscal year ended in the aforementioned date, prepared under the responsibility of the Executive Management. Our responsibility is to express an opinion about such financial statements. 2) Our exams were conducted in accordance with the Brazilian norms for auditing and included: (a) planning of tasks, considering the relevance of balances, the volume of transactions and the accounting and internal control system of the Company and its subsidiaries; (b) the verifying, based on tests, of the evidence and records that support the values and accounting information disclosed; and (c) the evaluation of the most representative procedures and accounting estimates adopted by the Executive Management of the Company and its subsidiaries, as well as the presentation of the financial statements as a whole. 3) In our opinion, the financial statements referenced above adequately represent, in all the relevant aspects, the equity and financial position of Telecomunicações de São Paulo S.A. – Telesp and its subsidiaries as of December 31, 2005, the result of operations, the changes in the net equity and the origin and application of resources corresponding to the fiscal year ended in such date, in accordance with the accounting principles in place in Brazil. 4) The financial statements, individual and consolidated, related to the fiscal year ended on December 31, 2004, presented for comparison purposes, were examined by other independent auditors that issued their opinions, without observations, on February 02, 2005. São Paulo, January 31, 2006. Ernst & Young Auditores Independentes S.A. – CRC #2SP015199/O-6 (aa) Luiz Carlos Marques – Accountant CRC #1SP147.693/O-5”. In addition to the Financial Statements, the proposal for the Allocation of the Results was presented in the following terms:

“Proposal from the Management for the Allocation

of the Results of Operations of the Fiscal Year 2005

In accordance with the current legal regulation about the subject, the Management proposes that the allocation of the Net Income of the year, amounting to R$2,541,947,348.16 (two billion, five hundred forty one million, nine hundred forty seven thousand, three hundred forty eight reais and sixteen cents) accounted in the “Retained Earnings” account of the Balance Sheet as of December 31, 2005, shall be as follows:

Net Income of the year	2,541,947,348.16
Intermediary Dividends granted on April 01, 2005	(1,500,000,000.00)
Interest on the Company’s net worth granted on April 01, 2005	(359,000,000.00)
Intermediary Dividends granted on September 19, 2005	(1,290,000,000.00)
Interest on the Company’s net worth granted on September 19, 2005	(241,000,000.00)
Interest on the Company’s net worth granted on December 12, 2005	(380,000,000.00)

Exceeding value over the Net Income of the Year	(1,228,052,651.84)

1-	LEGAL RESERVE

In accordance with the article 193 of Law # 6404/76, the Company chose not to allocate a value for legal reserve, since the current balance of the legal reserve added to the balance of the capital reserves exceeds 30% of the capital stock, according to the established on the 1st paragraph pf the same aforementioned article.

2-	INTERMEDIARY DIVIDENDS

In accordance with the article 7, in conjunction with articles 22, 27 and 28 of the Company’s Bylaws, as well as articles 204 and 205 of the Law # 6404/76, the Management granted the allocation of intermediary dividends from April 20, 2005 on in the amount of R$1,500,000.00 (one billion, five hundred million reais) based on retained earnings of the last annual balance sheet for the common and preferred shareholders registered as such by the end of the day on April 01, 2005. After that date, the shares were considered as “ex-dividends”. This dividend was charged to the mandatory minimum dividend for the fiscal year 2005.

On September 19, 2005, the Management granted the allocation of intermediary dividends from October 24, 2005 on in the amount of R$1,290,000,000.00 (one billion, two hundred ninety million reais) based on the financial statements as of June 30, 2005 for the common and preferred shareholders registered as such by the end of the day on September 19, 2005. After that date, the shares were considered as “ex-dividends”. This dividend was charged to the mandatory minimum dividend for the fiscal year 2005.

3-	INTEREST ON COMPANY’S NET WORTH

In accordance with the terms of article 7 combined with articles 22, 27 and 29 of the Company’s bylaws, as well as article 202, items I, II and III of the Law # 6404/76, the Management approved the allocation of an amount of R$359,000,000.00 (three hundred fifty nine million reais) as interest on Company’s net worth to be paid to the common and preferred shareholders and charged against the minimum mandatory dividend for the fiscal year 2005, set in accordance with article 9 of the Law # 9249/95. Once withheld the income tax, it results in an amount of R$305,150,000.00 (three hundred five million, one hundred fifty thousand reais), declared to the shareholders on April 01, 2005, based on the shareholder registry by the end of the day on April 29, 2005, distributed as follows:

Interest on Company’s Net Worth	359,000,000.00
(-) Withholding Income Tax:	(53,850,000.00)

Net Value of Interests attributed on Dividends	305,150,000.00

The charge against dividends is shown below:
Interest on Company’s Net Worth
Common Shares	112,742,699.84
Preferred Shares	246,257,300.16
(-) Withholding Income Tax	(53,850,000.00)

Net value of the interest attributed to dividends	305,150,000.00

On September 19, 2005, the Management approved the allocation of an amount of R$241,000,000.00 (two hundred forty one million reais) as interest on Company’s net worth to be paid to the common and preferred shareholders and charged against the minimum mandatory dividend for the fiscal year 2005, set in accordance with article 9 of the Law # 9249/95. Once withheld the income tax, it results in an amount of R$204,850,000.00 (two hundred four million, eight hundred fifty thousand reais), declared to the shareholders based on the shareholder registry by the end of the day on September 19, 2005, distributed as follows:

Interest on Company’s Net Worth	241,000,000.00
(-) Withholding Income Tax:	(36,150,000.00)

Net Value of Interests attributed on Dividends	204,850,000.00

The charge against dividends is shown below:
Interest on Company’s Net Worth
Common Shares	75,336,998.75
Preferred Shares	165,663,001.25
(-) Withholding Income Tax	(36,150,000.00)

Net value of the interest attributed to dividends	204,850,000.00

According with article 9 of the Law 9249/95 and Edict # 207/96 of the Comissão de Valores Mobiliários, on December 12, 2005, the Management approved the allocation of an amount of R$380,000,000.00 (three hundred eighty million reais) as interest on Company’s net worth to be paid to the common and preferred shareholders and charged against the minimum mandatory dividend for the fiscal year 2005. Once withheld the income tax, it results in an amount of R$323,000,000.00 (three hundred twenty three million reais), declared to the shareholders based on the shareholder registry by the end of the day on December 12, 2005, distributed as follows:

Interest on Company’s Net Worth	380,000,000.00
(-) Withholding Income Tax:	(57,000,000.00)

Net Value of Interests attributed on Dividends	323,000,000.00

The charge against dividends is shown below:
Interest on Company’s Net Worth
Common Shares	118,788,628.73
Preferred Shares	261,211,371.27
(-) Withholding Income Tax	(57,000,000.00)

Net value of the interest attributed to dividends	323,000,000.00

The exempt shareholders will receive the full amount of the Interest on Company’s Net Worth, disregarding the income tax withholding.

4-	RETAINED EARNINGS

The net income of the year was fully absorbed by the allocation of the retained earnings, dividends and interest on the Company’s net worth, and as a consequence of those allocations, a fraction of the past retained earnings was used representing an amount of R$1,228,052,651.84 (one billion, two hundred twenty eight million, fifty two thousand, six hundred fifty one reais and eighty four cents).

5-	DIVIDEND AND INTEREST ON THE COMPANY’S NET WORTH PAYMENT

The distribution of dividends and interest on Company’s net worth is shown as follows:

a) Intermediary Dividends, granted in accordance with articles 7 and 28 of the Company’s Bylaws and articles 204 and 205 of the Law # 6404/76 and in the amount of R$1,500,000,000.00 (one billion, five hundred million reais) started to be paid on April 20, 2005 to the shareholders registered as such by the end of the day on April 01, 2005:

Type of share	Common	Preferred (*)
Dividends per lot of thousand shares	2.849438590591	3.134382449650

(*)	10% higher than the one granted to each common share, according to the article 7 of the Company’s Bylaws.

b) Intermediary Dividends, granted in accordance with articles 7 and 28 of the Company’s Bylaws and articles 204 and 205 of the Law # 6404/76 and in the amount of R$1,290,000,000.00 (one billion, two hundred ninety million reais) started to be paid on October 24, 2005 to the shareholders registered as such by the end of the day on September 19, 2005:

Type of share	Common	Preferred (*)
Dividends per lot of thousand shares	2.457954167886	2.703749584675

(*)	10% higher than the one granted to each common share, according to the article 7 of the Company’s Bylaws.

c) Interest on the Company’s net worth, charged to the mandatory dividends in accordance with the Company’s Bylaws, articles 7 and 29 and in the amount of R$359,000,000.00 (three hundred fifty nine million reais) started to be paid on October 24, 2005 to the shareholders registered as such by the end of the day on April 29, 2005:

Interest on Company’s Net Worth	359,000,000.00

Common Shares	112,742,699.84
Preferred Shares	246,257,300.16
(-) Withholding Income Tax	(53,850,000.00)

Net Value of Interests attributed to Dividends	305,150,000.00

Value for lot of thousand shares R$	Gross Value	Net Value
Common shares	0.681965636014	0.579670790612
Preferred shares (*)	0.750162199615	0.637637869673

(*)	10% higher than the one granted to each common share, according to the article 7 of the Company’s Bylaws.

d) Interest on the Company’s net worth, charged to the mandatory dividends in accordance with the Company’s Bylaws, articles 7 and 29 and in the amount of R$241,000,000.00 (two hundred forty one million reais), started to be paid on October 24, 2005 to the shareholders registered as such by the end of the day on September 19, 2005:

Interest on Company’s Net Worth	241,000,000.00

Common Shares	75,336,998.75
Preferred Shares	165,663,001.25
(-) Withholding Income Tax	(36,150,000.00)

Net Value of Interests attributed to Dividends	204,850,000.00

Value for lot of thousand shares R$	Gross Value	Net Value
Common shares	0.459199189504	0.390319311079
Preferred shares (*)	0.505119108454	0.429351242186

(*)	10% higher than the one granted to each common share, according to the article 7 of the Company’s Bylaws.

e) Interest on the Company’s net worth, charged to the mandatory dividends in accordance with the Company’s Bylaws, articles 7 and 29 and in the amount of R$380,000,000.00 (three hundred eighty million reais), to the shareholders registered as such by the end of the day on December 30, 2005. The payment will be made on the date set by the General Shareholders’ Meeting:

Interest on Company’s Net Worth	380,000,000.00

Common Shares	118,788,628.73
Preferred Shares	261,211,371.27
(-) Withholding Income Tax	(57,000,000.00)

Net Value of Interests attributed to Dividends	323,000,000.00

Value for lot of thousand shares R$	Gross Value	Net Value
Common shares	0.724048514571	0.615441237386
Preferred shares (*)	0.796453366028	0.676985361124

(*)	10% higher than the one granted to each common share, according to the article 7 of the Company’s Bylaws.

6-	CAPITAL STOCK

The Capital Stock of the Company at the end of the fiscal year was R$5,978,073,811.88 (five billion, nine hundred seventy eight million, seventy three thousand, eight hundred eleven reais and eighty eight cents), divided in 165,320,206 common shares and 328,272,072 preferred shares, totaling 493,592,278 shares, all at par value.”

After the examination of the aforementioned documentation, and based on the clarifications submitted, the Board of Directors unanimously approved the Annual Report, the Financial Statements and the Management Proposal for the Allocation of the Results of Operations of the Fiscal Year 2005, previously transcribed, all referred to the fiscal year ended on December 31, 2005, aiming to submit it for the deliberation of the General Shareholders’ Meeting, once the legal and internal procedures are undertaken.

II) CAPITAL BUDGET FOR 2006 – The Board of Directors approved the proposal for the Capital Budget of the Company for 2006, in the amount of R$1,756,398,257.61 (one billion, seven hundred fifty six million, three hundred ninety eight thousand, two hundred fifty seven reais and sixty one cents), pending further deliberation of the General Shareholders’ Meeting.

III) GENERAL SHAREHOLDERS’ MEETING – It was approved that the Company proceeds to call for the General Shareholders’ Meeting in order to deliberate on the topics “I” and “II” that were approved by the present Board’s meeting, following the legal and internal procedures. For that purpose, the President of the Board is empowered to formalize and/or perform any act or document required to its consecution.

IV) Election of Executive – Following the recommendation of the Appointments, Maturity and Corporate Governance Committee, the Board of Directors unanimously approved to appoint Ms. Françoise Trapenard, Brazilian, single, Business Administrator, ID card # 498.845 SSP/ES and CPF MF#065.944.268-00, resident in São Paulo – SP, with commercial address at Rua Martiniano de Carvalho 851, São Paulo – SP, for the position of Vice-president of Human Resources to complement the current mandate, in replacement of Mr. José Carlos Misiara that submitted his resignation on December 31, 2005.

The appointee declares that does not have any of the legal impediments that could prevent her from taking office.

At the end of the meeting, as there were no more topics to be discussed, these minutes were prepared as a summary of the events by the Secretary of the Board, and was approved and signed by the members of the Board of Directors and will henceforth be contained in the meeting log. São Paulo, February 20, 2006.

Board of Directors

Mr. Fernando Xavier Ferreira – Chairman of the Board

Mr. José María Álvarez-Pallete López – Vice-chairman of the Board

Mr. Enrique Used Aznar

Mr. Eduardo Navarro de Carvalho

Mr. Fernando Abril-Martorell Hernández

Mr. Javier Nadal Ariño

Mr. José Fernando de Almansa Moreno-Barreda

Mr. Juan Carlos Ros Brugueras

Mr. Luciano Carvalho Ventura

Mr. Luis Bastida Ibarguen

Mr. Manoel Luiz Ferrão de Amorim

Mr. Miguel Angel Gutierréz Méndez

Mr. Narcis Serra Serra

Audit Committee

Mr. Wolney Querino Schuler Carvalho

Mr. Cleuton Augusto Alves

Mr. Oswaldo Vieira da Luz

Mr. Eduardo de Almeida Santos

João Carlos de Almeida – Secretary of the Board

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date: February 20, 2006	By:	/s/ Daniel de Andrade Gomes
	Name:	Daniel de Andrade Gomes
	Title:	Investor Relations Director